United States
                       Securities and Exchange Commission
                             Washington, D.C. 20549


                                    FORM 6-K

                        Report of Foreign Private Issuer
                        Pursuant To Rule 13a-16 or 15d-16
                                     of the
                         Securities Exchange Act of 1934


                                For the month of


                                  December 2002


                        Valley of the Doce River Company
                 (Translation of Registrant's name into English)



                          Avenida Graca Aranha, No. 26
                      20005-900 Rio de Janeiro, RJ, Brazil
                     (Address of principal executive office)



     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                        (Check One) Form 20-F X Form 40-F
                                             ---          ---


     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                               (Check One) Yes    No X
                                              ---   ---

       (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82- .)

This current report on Form 6-K is hereby incorporated by reference into the Registration Statement on Form F-4 of Companhia Vale do Rio Doce and Vale Overseas Limited, File No. 333-84696.

[COMPANHIA VALE DO RIO DOCE LOGO]                                  Press Release


The Brazilian Ministry of Finance Recommends the Approval of Acquisitions Made by CVRD

Rio de Janeiro, December 19, 2002 - The Brazilian Ministry of Finance, through a note issued by the Secretaria de Acompanhamento Economico (SEAE), recommended the approval of the acquisition of Brazilian iron ore companies made by Companhia Vale do Rio Doce (CVRD) in 2000/01, Socoimex, Samitri, Ferteco and Caemi Mineracao e Metalurgia.

Pursuant to the note by SEAE, CVRD must sign a formal commitment with the Conselho Administrativo de Defesa Economia (CADE), according to the following guidelines:

(a) The iron ore prices charged by CVRD to domestic clients will be equal to the price charged to international clients less transportation costs;

(b) CVRD global reference prices must be publicly disclosed ;

(c) The price charged to domestic clients must be separated from prices charged by CVRD for its services, like railroad transportation;

(d) The commitment must have a 20-year term, which may be extended by CADE;

(e) CVRD will be subject to penalties if it does not comply with the commitment with CADE.

CVRD is committed to provide an appropriate supply of iron ore and pellets to the Brazilian steel industry at prices determined in the global market less transportation costs as an important component of its general commitment with the development of its clients around the globe.




--------------------------------------------------------------------------------

                                         For further information,please contact:
   Roberto Castello Branco: roberto.castello.branco@cvrd.com.br +55-21-3814-4540
                         Andreia Reis: andreia.reis@cvrd.com.br +55-21-3814-4643
                     Barbara Geluda: barbara.geluda@cvrd.com.br +55-21-3814-4557 Daniela Tinoco: daniela.tinoco@cvrd.com.br +55-21-3814-4946
         Eduardo Mello Franco: eduardo.mello.franco@cvrd.com.br +55-21-3814-9849
                     Rafael Azevedo: rafael.azevedo@cvrd.com.br +55-21-3814-4700


This press release may contain statements that express management's expectations about future events or results rather than historical facts. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those projected in forward-looking statements, and CVRD cannot give assurance that such statements will prove correct. These risks and uncertainties include factors: relating to the Brazilian economy and securities markets, which exhibit volatility and can be adversely affected by developments in other countries; relating to the iron ore business and its dependence on the global steel industry, which is cyclical in nature; and relating to the highly competitive industries in which CVRD operates. For additional information on factors that could cause CVRD's actual results to differ from expectations reflected in forward-looking statements, please see CVRD's reports filed with the Brazilian Comissao de Valores Mobiliarios and the U.S. Securities and Exchange Commission.

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            COMPANHIA VALE DO RIO DOCE
                                                      (Registrant)


Date:  December 20, 2002

                                            By: /s/ Fabio de Oliveira Barbosa
                                                ------------------------------
                                                  Fabio de Oliveira Barbosa
                                                  Chief Financial Officer